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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934



Amendment No.: 3*


Name of Issuer: SBS Broadcasting SA


Title of Class of Securities:  Common Stock


CUSIP Number:  L8137F10-2


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

All share information contained in this filing, as it pertains to this issuer, is as of December 31, 2000.

CUSIP No.: L8137F10-2                                   Page 2 of 9

1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Janus Capital Corporation
     EIN #84-0765359

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     a.   ___
     b.   _X_

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION
     Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

   5.     SOLE VOTING POWER
               2,903,435**

   6.     SHARED VOTING POWER
               -0-

   7.     SOLE DISPOSITIVE POWER
               2,903,435**

   8.     SHARED DISPOSITIVE POWER
               -0-

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,903,435**

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     10.7%**

12.  TYPE OF REPORTING PERSON
     IA, CO

** See Item 4 of this filing

CUSIP No.:  L8137F10-2                            Page 3 of 9

1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Thomas H. Bailey

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     a.   ___
     b.   _X_

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION
     USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

   5.     SOLE VOTING POWER
               2,903,435**

   6.     SHARED VOTING POWER
               -0-

   7.     SOLE DISPOSITIVE POWER
               2,903,435**

   8.     SHARED DISPOSITIVE POWER
               -0-

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,903,435**

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     10.7%**

12.  TYPE OF REPORTING PERSON
     IN
** See Item 4 of this filing

CUSIP No.:  L8137F10-2                            Page 4 of 9

1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Janus Special Situations Fund
     EIN #84-1365346

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     a.   ___
     b.   _X_

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

   5.     SOLE VOTING POWER
               1,347,500**

   6.     SHARED VOTING POWER
               -0-

   7.     SOLE DISPOSITIVE POWER
               1,347,500**

   8.     SHARED DISPOSITIVE POWER
               -0-

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,347,500**

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     4.9%**

12.  TYPE OF REPORTING PERSON
     IV

** See Item 4 of this filing

CUSIP No.:  L8137F10-2                            Page 4 of 9

1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Janus Strategic Value Fund
     EIN #84-1521705

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     a.   ___
     b.   _X_

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

   5.     SOLE VOTING POWER
          1,526,420**

   6.     SHARED VOTING POWER
          -0-

   7.     SOLE DISPOSITIVE POWER
          1,526,420**

   8.     SHARED DISPOSITIVE POWER
          -0-

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,526,420**

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     5.6%**

12.  TYPE OF REPORTING PERSON
     IV

** See Item 4 of this filing

SCHEDULE 13G                                           Page 5 of 9

Item 1.

   (a). Name of Issuer: SBS Broadcasting SA ("SBS")

   (b). Address of Issuer's Principal Executive Offices:

     8-10 Rue Mathias Hardt
     L-1717 Luxembourg, Luxembourg

Item 2.

   (a).-(c).   Name, Principal Business Address, and Citizenship of Persons
               Filing:

     (1)  Janus Capital Corporation ("Janus Capital")
          100 Fillmore Street
          Denver, Colorado  80206-4923
          Citizenship:  Colorado

     (2)  Thomas H. Bailey ("Mr. Bailey")
          100 Fillmore Street
          Denver, Colorado  80206-4923
          Citizenship:  USA

     (3)  Janus Special Situations Fund
          100 Fillmore Street
          Denver, Colorado 80206-4923
          Citizenship:  Massachusetts

     (3)  Janus Strategic Value Fund
          100 Fillmore Street
          Denver, Colorado 80206-4923
          Citizenship:  Massachusetts

   (d).   Title of Class of Securities:  Common Stock

   (e).   CUSIP Number:  L8137F10-2

Item 3.

     Janus Capital is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

     Janus Special Situations Fund is an Investment Company registered under
     Section 8 of the Investment Company Act of 1940.

SCHEDULE 13G                                           Page 6 of 9

Item 4.   Ownership

     The information in items 1 and 5 through 11 on the cover pages (pp. 2-4) on Schedule 13G is hereby incorporated by reference.

     Janus Capital is a registered investment adviser which furnishes investment advice to several investment companies registered under
     Section 8 of the Investment Company Act of 1940 and individual and institutional clients (collectively referred to herein as "Managed Portfolios"). As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Janus Capital may be deemed to be the beneficial owner of the shares of SBS Common Stock held by such Managed Portfolios. However, Janus Capital does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

     Mr. Bailey owns approximately 12.2% of Janus Capital. In addition to being a stockholder of Janus Capital, Mr. Bailey serves as President and Chairman of the Board of Janus Capital and is filing this joint statement with Janus Capital as a result of such stock ownership and positions which may be deemed to enable him to exercise control over Janus Capital. Mr. Bailey does not own of record any shares of SBS Common Stock and he has not engaged in any transaction in SBS Common Stock. However, as a result of his position, Mr. Bailey may be deemed to have the power to exercise or to direct the exercise of such voting and/or dispositive power that Janus Capital may have with respect to SBS Common Stock held by the Managed Portfolios. All shares reported herein have been acquired by the Managed Portfolios, and Mr. Bailey specifically disclaims beneficial ownership over any shares of SBS Common Stock that he or Janus Capital may be deemed to beneficially own. Furthermore, Mr. Bailey does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

     Janus Special Situations Fund and Janus Strategic Value Fund are investment companies registered under the Investment Company Act of 1940 and are two of the Managed Portfolios to which Janus Capital provides investment advice.

SCHEDULE 13G                                           Page 7 of 9

Item 5.   Ownership of Five Percent or Less of a Class

          This statement is being filed to report the fact that Janus Special Situations Fund has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Janus Capital's Managed Portfolios, set forth in Item 4 above, have the right to receive all dividends from, and the proceeds from the sale of, the securities held in their respective accounts.

          The interest of one person, Janus Strategic Value Fund, an investment company registered under the Investment Company Act of 1940, in SBS Common Stock amounted to 1,526,420 shares or 5.6% of the total outstanding Common Stock at December 31, 2000.

     These shares were acquired in the ordinary course of business, and not with the purpose of changing or influencing control of the Issuer.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          N/A

Item 8.   Identification and Classification of Members of the Group

          N/A

Item 9.   Notice of Dissolution of Group

          N/A

Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
SCHEDULE 13G                                           Page 8 of 9

SIGNATURES

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JANUS CAPITAL CORPORATION

By  /s/  Heidi J. Walter                       2/15/01
  Heidi J. Walter,                                  Date
    Vice President & Assistant General Counsel

JANUS SPECIAL SITUATIONS FUND

By  /s/  Heidi J. Walter                       2/15/01
   Heidi J. Walter,                                 Date
    Vice President & Assistant General Counsel

JANUS STRATEGIC VALUE FUND

By  /s/  Heidi J. Walter                       2/15/01
  Heidi J. Walter,                                  Date
    Vice President & Assistant General Counsel

THOMAS H. BAILEY

By  /s/  Heidi J. Walter                       2/15/01
   Heidi J. Walter                                  Date

   Under Power of Attorney dated 6/05/00
   On File with Schedule 13G for
   Powertel, Inc. 6/8/00

SCHEDULE 13G                                        Page 9 of 9

EXHIBIT A

JOINT FILING AGREEMENT

  In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of SBS Broadcasting SA and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the 15th day of February, 2001.


            JANUS CAPITAL CORPORATION

            By  /s/  Heidi J. Walter
               Heidi J. Walter, Vice President & Assistant General Counsel

            JANUS SPECIAL SITUATIONS FUND

            By  /s/  Heidi J. Walter
               Heidi J. Walter, Vice President & Assistant General Counsel

            JANUS STRATEGIC VALUE FUND

            By  /s/  Heidi J. Walter
               Heidi J. Walter, Vice President & Assistant General Counsel


            THOMAS H. BAILEY

                                By  /s/  Heidi J. Walter
               Heidi J. Walter

               Under Power of Attorney dated 6/5/00
               On File with Schedule 13G for
               Powertel, Inc. 6/8/00